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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 4)

                           CIRCOR INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   17273K 10 9
                                   -----------
                                 (CUSIP Number)

                                Timothy P. Horne
                           c/o Watts Industries, Inc.
                               815 Chestnut Street
                          North Andover, MA 01845-6098
                                 (978) 688-1811
                                 --------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 21, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box [_].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP No. 17273K 10 9                 13D/A                      Page 2 of 10
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--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Timothy P. Horne

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             OO

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [X]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER

       NUMBER OF               1,406,548 (1)

        SHARES            ------------------------------------------------------

     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                None

         EACH             ------------------------------------------------------

      REPORTING           9    SOLE DISPOSITIVE POWER

        PERSON                 1,406,548 (1)

         WITH             ------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER

                               None

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,406,548 (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES   [_]

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.3%

--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IN

================================================================================

(1) This number includes: (i) 1,395,248 shares held individually by Timothy P. Horne and (ii) 11,300 shares held under an irrevocable trust for the benefit of Tiffany Rae Horne for which Timothy P. Horne serves as the sole trustee. 925,610 shares in clause (i) and all of the shares in clause (ii) are held in the 1997 Voting Trust (as defined in Item 6).


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CUSIP No. 17273K 10 9                 13D/A                      Page 3 of 10
---------------------                                            ------------



--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Tiffany Rae Horne

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             OO

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [_]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER

       NUMBER OF               None

        SHARES            ------------------------------------------------------

     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                None

         EACH             ------------------------------------------------------

      REPORTING           9    SOLE DISPOSITIVE POWER

        PERSON                 None

         WITH             ------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER

                               103,870

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             115,170 (2)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES   [_]

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%

--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IN

================================================================================

(2) This number includes: (i) 11,300 shares held under an irrevocable trust for which Timothy P. Horne serves as sole trustee and (ii) 103,870 shares held under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as trustee. Timothy P. Horne disclaims beneficial ownership of the shares in (ii) above.

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CUSIP No. 17273K 10 9                 13D/A                      Page 4 of 10
---------------------                                            ------------

Item 1.          Security and Issuer.
                 -------------------

                          The securities to which this statement relates are the
                 shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This statement is being filed by the following persons:
                 Timothy P. Horne and Tiffany Rae Horne (collectively referred to as the "Reporting Persons").

                 (b) and (c)

                          Mr. Timothy P. Horne is a director of Watts
                 Industries, Inc. which is principally engaged in the valve manufacturing business and his business address is 815 Chestnut Street, North Andover, Massachusetts 01845.

                          Ms. Tiffany Rae Horne is a student and resides at 94
                 Porter Road, Andover, Massachusetts 01810.

                 Item 2(d) and (e) is hereby amended and restated in its entirety as follows:

                 (d) and (e) Except as set forth below, during the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                          On August 15, 2002, the Securities Exchange Commission
                 commenced a civil action against Mr. Timothy P. Horne alleging violations of the Securities Exchange Act of 1934. The SEC alleged that Mr. Horne received confidential information as an officer of Watts Industries, Inc. and used it to profit from trading he did in shares of Central Sprinkler Corp. in May 1999. The complaint alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder based on insider trading.

                          Mr. Horne has entered into an agreement with the SEC
                 to settle the civil action. Pursuant to the agreement, Mr. Horne, without admitting or denying the allegations of the complaint filed by the SEC, has consented to the entry of a final judgment against him which requires him to disgorge profits gained as a result of the conduct alleged in the complaint, pay prejudgment interest, plus a civil money penalty, and which permanently restrains and enjoins him from violations of Section 10(b) of the Securities Exchange Act

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CUSIP No. 17273K 10 9                 13D/A                      Page 5 of 10
---------------------                                            ------------


                 of 1934 and Rule 10b-5.

                 (f) Each person identified in this Item 2 is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                          The CIRCOR International, Inc. shares were acquired by
                 the Reporting Persons in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares, except for 8,667 shares of common stock acquired by Mr. Timothy P. Horne upon the exercise of options granted to Mr. Horne by the Compensation Committee of the Company in connection with his previous service as a director of the Company.

Item 4.          Purpose of Transaction.
                 ----------------------

                          Since the Reporting Persons' last amendment filing,
                 Timothy P. Horne may no longer be deemed to beneficially own, within the meaning of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (i) 175,200 shares previously held under a revocable trust for the benefit of George B. Horne, (ii) 87,700 shares previously held under a revocable trust for the benefit of Daniel W. Horne and 1,137 shares held individually by Daniel W. Horne, and (iii) 87,700 shares previously held under a revocable trust for the benefit of Deborah Horne and 1,137 shares held individually by Deborah Horne, all of which shares were previously subject to the terms of the 1997 Voting Trust (as defined in Item 6 below). Since the Reporting Persons' last amendment filing, all of the shares held in such trusts were removed from the trusts specified in (i), (ii) and (iii) above for which Timothy P. Horne served as co-trustee (in the case of (i) above) or sole trustee (in the case of (ii) and (iii) above), and all of such shares were withdrawn from the 1997 Voting Trust (as defined in Item 6 below). The shares specified in (i) and (iii) above, other than 1,137 shares held individually by Deborah Horne, are held under revocable trusts for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. The shares specified in (ii) above, other than 825 shares held individually by Daniel W. Horne, are held under a revocable trust for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. Following these transactions, Timothy P. Horne ceased to have any voting or dispositive power over such shares. Each of the Reporting Persons hereto intends continuously to review his or her investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the Reporting Persons or the common stock of the issuer.

Item 5.          Interest in Securities of Issuer.
                 ---------------------------------

                 Timothy P. Horne
                 ----------------

                          Amount Beneficially Owned.

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CUSIP No. 17273K 10 9                 13D/A                      Page 6 of 10
---------------------                                            ------------


                          Timothy P. Horne is the beneficial owner of 1,406,548
                 shares of common stock of the issuer. This amount includes (i) 1,395,248 shares of common stock beneficially owned by Timothy
                 P. Horne individually and (ii) 11,300 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

                          925,610 of the shares in clause (i) and all of the
                 shares in clause (ii) (936,910 shares in the aggregate) are held in the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

                          Amount Beneficially Owned: 1,406,548

                          Percentage of Class: 9.3%

                          Number of shares as to which such person has:

                                   Sole power to vote or to direct the vote:
                                                                  1,406,548

                                   Shared power to vote or to direct the vote:
                                                                  None

                                   Sole power to dispose or to direct the
                                   disposition of:                1,406,548

                                   Shared power to dispose or to direct the
                                   disposition of:                None

                 Tiffany Rae Horne
                 -----------------

                             Amount Beneficially owned:

                             Tiffany R. Horne is the beneficial owner of 115,170
                 shares of common stock of the issuer. Tiffany R. Horne's beneficial ownership consists of (i) 103,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee, and (ii) 11,300 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Timothy P. Horne serves as trustee. 11,300 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

                             Amount Beneficially Owned:  115,170

                             Percentage of Class:  0.8%

                             Number of shares as to which such person has:

                             Sole power to vote or to direct the vote:  None

                             Shared power to vote or to direct the vote:  None

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CUSIP No. 17273K 10 9                 13D/A                      Page 7 of 10
---------------------                                            ------------


                             Sole power to dispose or to direct the
                             disposition of:  None

                             Shared power to dispose or to direct the
                             disposition of:  103,870

                 (c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days or since the Reporting Persons' last amendment filing as described below:

                                On February 21, 2003, Timothy P. Horne
                 individually sold 500 shares of the common stock of the issuer at a price of $15.00 per share through an open market broker's transaction under the Registration Statement on Form S-3 filed by the issuer (Reg. No. 333-85912) (the "Registration Statement").

                                On February 20, 2003, Timothy P. Horne
                 individually sold 18,600 shares of the common stock of the issuer at a price of $15.00 per share through an open market broker's transaction under the Registration Statement.

                                On February 18, 2003, Timothy P. Horne
                 individually sold 50,000 shares of the common stock of the issuer at a price of $14.55 per share through an open market broker's transaction under the Registration Statement.

                          Since the Reporting Persons' last amendment filing,
                 (i) 175,200 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne served as co-trustee, (ii) 87,700 shares held for the benefit of Daniel
                 W. Horne under a revocable trust for which Timothy P. Horne served as sole trustee and (iii) 87,700 shares held for the benefit of Deborah Horne under a revocable trust for which Timothy P. Horne served as sole trustee were removed from the trusts specified in (i), (ii) and (iii) above and were withdrawn from the 1997 Voting Trust. In addition, 1,137 shares held individually by Daniel W. Horne and 1,137 shares held individually by Deborah Horne were withdrawn from the 1997 Voting Trust. The shares specified in (i) and (iii) above, other than 1,137 shares held individually by Deborah Horne, were deposited into revocable trusts for the benefit of George
                 B. Horne and Deborah Horne, respectively, for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee. The shares specified in (ii) above, other than 825 shares held individually by Daniel W. Horne, were deposited into a revocable trust for the benefit of Daniel
                 W. Horne for which Jennifer E. Manning, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee.

                 (d) Ownership on Behalf of Another Person

                 Timothy P. Horne
                 ----------------

                           Tiffany Rae Horne has the right to receive and the
                 power to direct the receipt of dividends from, or proceeds from the sale of, 11,300 shares held for the benefit of Tiffany Rae Horne under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

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CUSIP No. 17273K 10 9                 13D/A                      Page 8 of 10
---------------------                                            ------------


                 Tiffany Rae Horne
                 -----------------

                           Timothy P. Horne has the power, as sole trustee of an
                 irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 11,300 shares held in such trust.

                           Walter J. Flowers, a partner in the law firm of
                 Flowers & Manning, LLP, has the power as sole trustee of an irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 103,870 shares held in such trust.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 -----------------------------------

                           Timothy P. Horne serves as sole trustee for the
                 Amended and Restated George B. Horne Voting Trust Agreement -- 1997 (the "1997 Voting Trust"). 925,610 shares of common stock held by Timothy P. Horne individually and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (936,910 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                           The following documents are filed as exhibits to this
                 Schedule 13D:

                             Exhibit 9.1       The Amended and Restated
                                               George B. Horne Voting Trust
                                               Agreement--1997 dated as of
                                               September 14, 1999 (incorporated
                                               by reference to Exhibit 9.1 to
                                               Amendment No. 1 to the CIRCOR
                                               International, Inc. Registration
                                               Statement on Form 10 as filed
                                               with the Securities and Exchange
                                               Commission on September 22, 1999
                                               (File No. 000-26961)).

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CUSIP No. 17273K 10 9                 13D/A                      Page 9 of 10
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                                              * * *

                           The percentages above have been determined as of
                 February 28, 2003, based on information set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed by the issuer. As of February 28, 2003, there were 15,109,850 shares of common stock of the issuer outstanding.

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CUSIP No. 17273K 10 9                 13D/A                      Page 10 of 10
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2003

                                               /s/ Timothy P. Horne
                                               ---------------------------------
                                               Timothy P. Horne



                                               /s/ Timothy P. Horne
                                               ---------------------------------
                                               *Tiffany Rae Horne



* By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2002 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated by reference.